UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GD Culture Group Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

19200A204
(CUSIP Number)

Hongxiang Yu c/o GD Culture Group Limited Flat 1512, 15F, Lucky Centre No.165-171 Wan Chai Road Wan Chai, Hong Kong +852-95791074
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	19200A204

1	Names of Reporting Persons
Hongxiang Yu
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Source of Funds
OO
5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Chinese

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
210,000 shares of common stock
	8	Shared Voting Power
0
	9	Sole Dispositive Power
210,000 shares of common stock
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
210,000 shares of common stock
12	Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
☐
13	Percent of class represented by amount in row (11)
11.43% (1)
14	Type of Reporting Person (See Instructions)
IN

(1)	Based on 1,837,136 shares of common stock of GD Culture Group Limited, outstanding as of September 30, 2022.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share of GD Culture Group Limited, a Nevada corporation whose principal executive office is located at c/o GD Culture Group Limited, Flat 1512, 15F, Lucky Centre, No.165-171 Wan Chai Road, Wan Chai, Hong Kong.

Item 2. Identity and Background.

This Schedule 13D is filed by Hongxiang Yu. The principal occupation of Hongxiang Yu is a director, the Chairman of the Board, the President and the Chief Executive Officer of the Issuer and a director and the Chairman of the Board of Shanghai Highlight Media Co., Ltd., a consolidated variable interest entity of the Issuer.

The business address of Hongxiang Yu is at c/o GD Culture Group Limited, Flat 1512, 15F, Lucky Centre, No.165-171 Wan Chai Road, Wan Chai, Hong Kong .

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Hongxiang Yu is a citizen of People’s Republic of China (PRC).

Item 3. Source and Amount of Funds and Other Consideration.

On September 29, 2022, the Issuer issued 6,300,000 shares of common stock to the Reporting Person pursuant to certain share purchase agreement dated September 16, 2022 (the “SPA”), a copy of which is filed as Exhibit 1 hereto. Pursuant to the SPA, the Issuer agreed to issue an aggregate of 9,000,000 shares of common stock of the Issuer, valued at $1.00 per share, to the Reporting Person and a third party, in exchange for the Reporting Person’s and such third party’s agreement to enter into and to cause Shanghai Highlight Media Co., Ltd. to enter into certain agreements with one of the Issuer’s indirectly owned subsidiaries, to establish a VIE (variable interest entity) structure. On October 4, 2022, the Reporting Person was also appointed as a director, the Chairman of the Board, the President and the Chief Executive Officer of the Issuer. On November 9, 2022, the Company effected a 1-for-30 reverse stock split. As a result, every thirty (30) outstanding shares of common stock were combined into and automatically become one share of common stock. No fractional shares were issued in connection with the Reverse Stock Split and all such fractional interests were rounded up to the nearest whole number of shares of common stock.

Item 4. Purpose of Transaction.

The purpose of the issuance is as consideration for entering into and causing Shanghai Highlight Media Co., Ltd. to enter into certain contractual agreements with one of the Issuer’s indirectly owned subsidiaries.

Except as provided herein, the Reporting Person does not have any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of his ongoing evaluation of his investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the common stock that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

(a) The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 210,000 shares of common stock held by the Reporting Person constituting 11.43% of the Issuer’s outstanding common stock.

(b) The Reporting Person holds sole power to dispose of the Shares.

(c) Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Share Purchase Agreement, dated September 16, 2022, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2023

HONGXIANG YU

/s/ Hongxiang Yu
Hongxiang Yu

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